British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F
(previously Form 61)

        ISSUER DETAILS                                                                                                                                                                                                                DATE OF REPORT
    NAME OF ISSUER                                                                                                                                                             FOR QUARTER ENDED                                 YY/MM/DD
     International Gemini Technology Inc.                                                                                                                                         June 30, 2003                                    03/08/28
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    ISSUER’S ADDRESS

#208 – 828 Harbourside Drive

    CITY                                                                    PROVINCE                                                     POSTAL CODE                                          ISSUER FAX NO.                ISSUER TELEPHONE NO.
     North Vancouver                                       BC                                                                               V7P 3R9                                            604-904-9431                  604-904-8481
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    CONTACT NAME                                                                                                CONTACT POSITION                                                                                            CONTACT TELEPHONE  NO.
     Martin Schultz                                                                                              Director                                                                                                    604-904-8481
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    CONTACT EMAIL ADDRESS                                                                                                                 WEBSITE ADDRESS
        N/A                                                                                                                                         N/A
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        CERTIFICATE
   The three schedules required to complete this Report are attached and the disclosure contained
   therein has been approved by the Board of Directors.     A copy of this Report will be provided
   to any shareholder who requests it.
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                                                                                                                                                                                                                            DATE SIGNED
                     DIRECTOR’S SIGNATURE                 PRINT FULL NAME                                                                                                                                               YY/MM/DD
     •       “Signed”                                      Douglas E. Ford                                                                                                                                                   03/08/28
                                                      --------------------                                                                                                                                              -------------

                                                                                                                                                                                                                            DATE SIGNED
          DIRECTOR’S SIGNATURE                            PRINT FULL NAME                                                                                                                                               YY/MM/DD
     •       “Signed”                                      Martin Schultz                                                                                                                                                    03/08/28
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